

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2011

<u>Via E-mail</u>
Joseph Listengart, Esq.
General Counsel
Kinder Morgan, Inc.
500 Dallas Street, Suite 1000
Houston, Texas 77002

> **Re: Kinder Morgan, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 14, 2011**
> **File No. 333-177895**

Dear Mr. Listengart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 2 in our letter dated December 9, 2011 and the related revisions in your filing. Please revise to explain why the structure set forth on pages 91 and 92 were chosen. We reissue comment 2 in our letter dated December 9, 2011 as it pertains to this point.

<u>References to Additional Information</u>

2. Please revise the disclosure in this section as well as in the section entitled "Incorporation by Reference" to inform El Paso stockholders when they need to request documents forward incorporated by reference to timely receive such documents in advance of the election deadline.

Summary, page 16

Transaction Consideration, page 18

3. Here and elsewhere where you disclose the transaction consideration, please disclose the value of the merger consideration as of a current date based upon the market values of the common stock being surrendered and offered.

Material U.S. Federal Income Tax Consequences of the Transactions, page 25

4. It appears that receipt of the tax opinions by Wachtell, Lipton, Rosen & Katz are conditions to effectuating the merger and that these conditions may be waived. Please confirm to us and disclose in the information statement/proxy statement /prospectus that you will recirculate and resolicit if any such condition is waived and the change in tax consequences is material.

Unaudited Comparative Per Share Information of Kinder Morgan and El Paso, pages 36 and 37

5. We are unclear on the reason(s) for your presentation of pro forma for IPO per share amounts for Kinder Morgan. Please explain to us in detail your rationale for presenting such per share amounts and the details behind their computation. To the extent such information is useful in the context of comparative per share information; you should provide a footnote explaining why such information is helpful in evaluating the effect(s) of the merger on Kinder Morgan shareholders.

(i), page 39

6. Please explain to us why you calculated the Kinder Morgan per share book value pro forma for IPO and EP using 1,036.1 million Class P and Class A shares outstanding at September 30, 2011. The other measures appear to have been calculated using 1,036.5 million shares outstanding at September 30, 2011.

The Transactions, page 91

7. In an appropriate place in your disclosure, please disclose the information you provided in response to comment 10 in our letter dated December 9, 2011.

Background of the Transactions, page 94

8. We note your response to comment 11 in our letter dated December 9, 2011 that "[t]he Kinder Morgan IPO in February of 2011 was unrelated to this transaction..." Please state this in your filing.

9. We note your response to comment 11 in our letter dated December 9, 2011 and the related revisions in your filing. Please clarify in your filing whether or not Kinder Morgan's September 2010 offer to El Paso was the only prior offer or discussion with El Paso regarding a potential merger. Please also revise your filing to explain why El Paso had "expressed no interest in pursuing such [a] transaction" with Kinder Morgan in September of 2010 and why they decided to proceed with a transaction now.

10. We note your response to comment 15 in our letter dated December 9, 2011 that "[d]ue to…a desire to maintain a cushion above the 40% threshold, the total number of shares of stock to be issued is greater than 40% of the total amount of cash and stock." Please state this in your filing.

11. We note your response to comment 16 in our letter dated December 9, 2011 and the related revisions in your filing that "[n]either of the Goldman Directors was aware of the proposed transaction with El Paso prior to August 25, 2011." Please clarify whether or not these Goldman Directors had any involvement with Kinder Morgan's September 2010 offer (and any other prior offers) and if so, the extent and nature of this involvement. We reissue comment 16 in our letter dated December 9, 2011 as it pertains to this point.

12. We note your response to comment 17 in our letter dated December 9, 2011 and the related revisions in your filing on page 129 that the second engagement letter between El Paso and Goldman Sachs was entered into on October 6, 2011 and that "[a]s of the date of this [filing]….this confidentiality was maintained throughout the course of the discussions between Kinder Morgan and El Paso." In addition to the confidentiality obligations entered into with the October 6, 2011 engagement letter, please revise your filing to state whether the confidentiality obligations communicated on September 5, 2011 and referenced in the third paragraph on page 97 was maintained throughout the course of the discussions between Kinder Morgan and El Paso.

13. We note your response to comment 21 in our letter dated December 9, 2011. You state on page 98 that management and the board limited Goldman Sach's role after September 12, 2011, however, your disclosure on pages 103 and 129 indicates that Gold man Sach's role was not limited until October 6, 2011. Please clarify.

14. We note your response to comment 24 in our letter dated December 9, 2011 and the related revisions in your filing that "[t]he willingness to consider a price higher than $26.50 was supported by the ongoing analysis of the factors that Kinder Morgan considered throughout the negotiations." Please revise your filing to specify those particular factors referenced on page 96 that resulted in Kinder Morgan supporting a possible transaction at a price higher than $26.50 per share.

15. We note your response to comment 30 in our letter dated December 9, 2011. Please revise your filing to include the last sentence of your response to comment 30 in your letter dated December 14, 2011.

16. We note your response to comment 33 in our letter dated December 9, 2011. Please revise your disclosure to include the first sentence of your response to comment 33 in your dated December 14, 2011.

Recommendation of El Paso's Board of Directors and Reasons for the Transactions, page 106

17. We note your response to comment 34 in our letter dated December 9, 2011 and the related revisions in your filing.   To the extent "KMI intends to sell the exploration and production assets of EP" and "EP's net operating loss carryforwards will offset taxes associated with this sale and the resulting cash raised will substantially reduce the debt borrowed to fund the cash portion of the transaction," as stated in exhibit 99.1 to El Paso's Form 425 filed on October 17, 2011, please state this in your filing or tell us where this disclosure is located.

Recommendation of Kinder Morgan's Board of Directors and Reasons for the Transactions, page 110

18. We note your response to comment 35 in our letter dated December 9, 2011 and the related revisions in your filing. With a view to balancing the discussion of the potential benefits of the transaction set forth in this section, please enhance your disclosure by elaborating on those risks and other potentially negative factors that the Kinder Morgan board of directors considered in the course of its deliberations.

Opinion of El Paso's Financial Advisor, page 114

19. We note your response to comment 36 in our letter dated December 9, 2011 and the related revisions in your filing. While the disclosure referenced in your response to comment 36 in your letter dated December 14, 2011 provides a discussion as to why each company selected the relevant financial advisor(s), it does not discuss how these financial advisors were selected. Please describe the method by which El Paso selected Morgan Stanley as its financial advisor. Please also provide this information for Kinder Morgan's selection of Evercore and Barclays Capital. Please see Item 1015(b)(3) of Regulation M-A and Item 4(b) of Form S-4.

El Paso's Engagement of Goldman Sachs, page 128

20. We note your disclosure on page 129 that "[o]n October 6, 2011, El Paso entered into another engagement letter with Goldman Sachs pursuant to which Goldman Sachs agreed to provide El Paso with financial advice and assistance in connection with the possible sale of El Paso, including to Kinder Morgan…For these services, El Paso agreed to pay

Goldman Sachs a fee of $20 million upon completion of the transaction with Kinder Morgan." Please:

- disclose this $20 million fee for El Paso's engagement of Goldman Sachs in an appropriate place in the Background of the Transactions section;
- revise your Conflicts of Interest disclosure to detail Goldman Sachs' role as both the second largest beneficial owner of Kinder Morgan and financial advisor to El Paso; and
- provide an appropriate risk factor detailing this conflict of interest.

Please also include this revised Conflicts of Interest disclosure in an appropriate place in the Summary.

Material U.S. Federal Income Tax Consequences of the Transactions, page 169

Cash Instead of a Fractional Share or Fractional Warrant, page 172

21. Please tell us whether or not you believe the matters discussed in the Cash Instead of a Fractional Share or Fractional Warrant section are material tax consequences of the transaction. If the disclosure in this section constitutes material tax consequences, please have counsel revise its opinion to clearly identify and express a conclusion for each of these tax consequences. If counsel cannot render an opinion on such matter, please revise your filing to disclose why counsel cannot render an opinion and disclose the possible outcomes of such matter and the risks to investors with respect to such matter.

New El Paso Stockholders Making Elections, page 174

22. We note your response to comment 38 in our letter dated December 9, 2011 and the related revisions in your filing. Please provide the disclosure that is responsive to the first three bullet points to this prior comment in the first Q&A on page 9. Please also revise the first sentence on page 176 to clarify that shareholders will be permitted to revoke or change their election by deleting the word "[g]enerally."

Proration and Adjustment Procedures, page 176

23. We note your response to comment 39 in our letter dated December 9, 2011. Please provide the examples set forth in your response to comment 39 in your letter dated December 14, 2011 in the forepart of your prospectus and elsewhere, as appropriate. To the extent you believe additional stockholder election scenarios would be useful or material, please include them in your revisions.

The Merger Agreement, page 185

24. We note your response to comment 40 in our letter dated December 9, 2011 and the related revisions in your filing. Please clarify the penultimate sentence of the second paragraph on page 185 to state that you are responsible for considering whether additional disclosure of material information regarding material contractual provisions is required to make the statements in this information statement/proxy statement/prospectus not misleading.

Treatment of New El Paso Stock Options, Restricted Shares, Performance Restricted Stock Units and Employee Stock Purchase Plan, page 194

25. We acknowledge your response to comment 41 in our letter dated December 9, 2011. Your response suggests that you will apply the guidance in ASC 805-30-55-6 through 55-24 to account for the accelerated vesting of the share-based awards. The guidance cited appears to relate to the *exchange of acquirer stock based compensation* awards for acquiree awards. Please explain to us how acquirer replacement awards represents acquirer stock based compensation for each type of share-based award exchanged and how such replacement awards will be valued. Please also tell us any service requirements for post-combination services required of the recipients. Please provide an example to illustrate the exchange, related valuation and accounting. Please also explain to us why a portion of the fair value of El Paso's share based awards have been determined to relate to post-combination service and how that amount will be determined.

Unaudited Pro Forma Condensed Combined Financial Information, page 380

26. We note your response to comment 44 in our letter dated December 9, 2011. Please quantify the amount of each component of adjustment (h) on page 387. Tell us why there is no adjustment to retained earnings for the assumed write-off of El Paso's debt issuance costs. In this regard, help us understand how you plan on accounting for El Paso's debt issuance costs upon consummation of the merger and at what point in time such deferred charges will be expensed. Please also explain your basis for eliminating the related amortization of El Paso's historical debt issuance costs from the pro forma income statement. Please also tell us where the amortization of any incremental debt issuance costs resulting from new debt has been reflected in the pro forma financial statements. In order to ensure our full understanding of the extent of deferred financing costs, please provide additional supplemental narrative as necessary to enhance our understanding of your anticipated accounting for such costs.

Note 2 – Pro Forma Adjustments and Assumptions, page 384

(a), Sale of EP Energy, page 384

27. We note your response to comment 45 in our letter dated December 9, 2011 that El Paso has not committed to a plan to sell EP Energy but that Kinder Morgan has and will present EP Energy as discontinued operations. Further, pro forma adjustments have been made in the pro forma financial statements to present EP Energy as discontinued operations. We agree that, for purposes of pro forma presentation, the anticipated sale of EP Energy would constitute discontinued operations. When pro forma financial statements reflecting discontinued operations are presented, the pro forma income statement presentation relating to the discontinued operations should be presented for the most recent *3 fiscal years* and interim period. The anticipated merger should be presented only for the most recent fiscal year and interim period. Please revise.

Unaudited Pro Form Condensed Combined Balance Sheet Adjustments, page 385

(b), page 385

28. We have read your response to comment 47 in our letter dated December 9, 2011 and your addition to the filing on page 385 that your financial advisors determined a reasonable range of fair value estimates based on valuation methods and that Kinder Morgan and El Paso jointly agreed on a value of $1.50. Please explain to us why the fair market value of a warrant is equal to the value that Kinder Morgan and El Paso agreed upon of $1.50 versus the other values within the ranges calculated by the financial advisors.

29. We note your response to comment 49 from our letter dated December 9, 2011 that the purchase price allocation for current assets has been reduced by debt issuance costs of $145.3 million. Please explain to us why you are reducing current assets acquired by $145.3 million as it appears that the current assets acquired from El Paso total $1.0665 billion. We are unclear as to why you have subtracted these costs from the current assets acquired from El Paso in your purchase price allocation at the top of page 387. Please help us understand this in context of the purchase allocation to El Paso's net assets.

(e), page 387

30. We acknowledge your response to comment 51 in our letter dated December 9, 2011 regarding Kinder Morgan's accounting policy regarding the fair value of regulatory assets. You state that there is diversity in practice as to how the fair values of regulated property, plant and equipment balances determined in a business combination are determined. Please note that the staff does not consider valuation as an accounting principle subject to diversity. Rather, we view valuation as a finance concept as opposed to an accounting one and while degrees of estimation exist in determining fair value,

there should be a consistent methodology for fair value determination. We believe that valuation of regulatory assets should likewise be subject to a consistent methodology. Accordingly, valuation of regulated pipelines should be based on the traditional methods of determining fair value such as comparable sales of similar regulated pipelines, discounted cash flow analysis, replacement cost or some combination of the three accepted valuation methods. To the extent a discounted cash flow methodology is utilized, we believe the rate used to discount cash flows should be based on the internal rate of return implicit in recent similar pipeline acquisitions as opposed to the authorized rate of return set by a regulatory authority. While we recognize that goodwill can be associated with the factors you enumerate in your response, we also recognize that any cost synergies savings should be reflected in future reduced revenue requirements in future regulatory filings limiting the future benefits of such synergies. We also note that FERC Form 2 contains a line item for acquisition adjustments recognizing the fact that regulatory assets may be acquired at a premium relative to their original cost. We recognize that other regulated industries may have adopted a different approach. However, given the interrelatedness of pipeline assets to their related reserves, we believe the approach by which exploration and production companies account for goodwill may illustrate a fundamental difference for regulated pipelines that transport a depleting resource from a particular location. For these reasons, we are unable to concur with Kinder Morgan's approach to valuing regulatory assets at predecessor carrying value. Please revise.

(j), page 388

31. We have read your response to comment 52 in our letter dated December 9, 2011 and note your revision to remove the pro forma adjustment related to severance costs for $25 million. We note from your response that the $25 million was related to *contractual* severance costs for employees who are participants in the El Paso severance plan whom Kinder Morgan has identified for termination as of the date of closing the transactions. Based on ASC 805-20-25-2, we are unclear as to why you do not believe that you have incurred a liability at the acquisition date. Please explain to us in more detail your analysis of your obligations in regard to these severance costs and why you determined that you should not recognize these costs as part of applying the acquisition method but instead should recognize them in the post-combination financial statements. If you do not believe you are obligated for such costs, please explain why.

Unaudited Pro Forma Condensed Combined Statements of Income Adjustments, page 388

(s), page 389

32. We read your response to comment 55 in our letter dated December 9, 2011. You indicate that you applied ASC 205-20-45-6, which provides for the allocation of interest to discontinued operations based on debt that is required to be repaid as a result of a disposal transaction. Please explain to us what provisions require your debt to be repaid

as a result of the disposal transaction. We are specifically concerned with understanding the requirement that debt is required to be repaid (as opposed to intended to be repaid) as a result of the disposal transaction.

 (x), page 391

33. We note that you have used $700 million as Kinder Morgan dividends declared during the period in your calculation of earnings per share. We also note that on page 37 in your calculation of Kinder Morgan Per Share of Class P Common stock cash dividends declared pro forma for IPO you used $755 million as the amount of dividends declared in the year ended December 31, 2010. Please explain this apparent inconsistency to us and revise as necessary.

Exhibit 8.1

34. Please have counsel replace references to "joint proxy statement/prospectus" with "information statement/proxy statement/prospectus."

35. Please have counsel revise to clearly identify and express a conclusion for each material federal tax consequence. In this regard, we note the disclosure setting forth the material U.S. federal income tax consequences of the transactions in the third paragraph on page 171 and each of the bullet points following this paragraph are excluded from counsel's opinion. Please see Section III.C.1 of Staff Legal Bulletin No. 19.

36. We note the material tax consequences of the transaction as discussed on pages 171-172 and elsewhere, such as on pages 10 and 25, are subject to a degree of uncertainty as the qualifications "in general" or "generally" are used. Please explain why counsel cannot provide an opinion with certainty subject to the assumptions and qualifications contained in the opinion, describe the degree of uncertainty and provide a risk factor setting forth the risks to investors associated with such uncertainty, including without limitation the impact on investors if the Internal Revenue Service or a court takes a contrary position to the position taken by counsel in its opinion. Please see Section III.C.4 of Staff Legal Bulletin No. 19.

37. We note the assumption made in section (v) of the second paragraph. Please delete this sentence as it is inappropriate. Please see Section III.C.3 of Staff Legal Bulletin No. 19.

38. Please disclose or provide an appropriate cross-reference to the specific "facts and circumstances surrounding the transaction" and the specific "statements, facts, assumptions or representations" upon which counsel has "relied." Alternatively, please delete these qualifications. Please see Section III.C.3 of Staff Legal Bulletin No. 19.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me, at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Thomas Roberts
        Weil, Gotshal & Manges LLP